UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Final Amendment )
MIV Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per shares
(Title of Class of Securities)

55306V205
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 55306V205
1	NAMES OF REPORTING PERSONS. Millennium Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 757,151 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 757,151 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,151 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 55306V205
1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 757,151 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 757,151 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,151 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 55306V205
1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 757,151 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 757,151 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,151 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Introduction

   This Final Amendment to Schedule 13D ("Final Amendment to Schedule 13D"), amends and restates the Schedule 13D filed on July 19, 2007 by the Reporting Persons (as defined in Item 2, below) ("Schedule 13D"), relating to their beneficial ownership of the common stock, par value $0.001 per share ("Common Stock"), of MIV Therapeutics, Inc., a Nevada corporation (the "Issuer").

   This Final Amendment to Schedule 13D is being filed to report a material change in the number of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons, as the case may be, since the filing of the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is MIV Therapeutics, Inc. The address of the Issuer’s principal executive offices is 1-8765 Ash Street, Vancouver, British Columbia, Canada, V6P 6T3. This Final Amendment to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This Final Amendment to Schedule 13D is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners").

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Partners, and may be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Millennium Partners.

   The business address for Millennium Partners and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   Millennium Partners, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Final Amendment to Schedule 13D.

   (d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   As of the close of business on July 11, 2011, Millennium Partners beneficially owned 757,151 shares of the Issuer’s Common Stock (consisting of 257,151 shares of Common Stock and warrants to purchase 500,000 shares of the Issuer’s Common Stock). The amount of funds used to purchase the 257,151 shares of the Issuer’s Common Stock held by Millennium Partners was $1,285,755, calculated on an average cost basis (excluding brokerage commissions), by account. Millennium Partners did not pay any additional consideration for the 500,000 warrants. Millennium Partners effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millennium Partners as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business, and in the course of that business employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons may be managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   In pursuing their business, some of the Reporting Persons’ portfolio managers analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). (Other portfolio managers, who may also have long or short positions in securities of the Issuer from time to time, trade pursuant to quantitative or other strategies that do not involve such analyses and discussions.) From time to time, one or more of the portfolio managers may hold discussions with third parties or with management of issuers (including the Issuer) in which the portfolio managers may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more transactions of the type specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Final Amendment to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the close of business on July 11, 2011, Millennium Partners beneficially owned 757,151 shares of the Issuer’s Common Stock (consisting of 257,151 shares of Common Stock and warrants to purchase 500,000 shares of the Issuer’s Common Stock), or 3.6% of Common Stock outstanding. The calculation of the foregoing percentage is on the basis of 20,286,062 shares of Common Stock outstanding as of January 16, 2009, as per the Issuer’s Form 10-Q dated January 20, 2009.

   Millennium Management, as the general partner of Millennium Partners, may be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Millennium Partners.

   (b)  As of the close of business on July 11, 2011, Millennium Partners held shared power to vote and to dispose of the 757,151 shares of the Issuer’s Common Stock described in (a) above. As of the close of business on July 11, 2011, Millennium Management and Mr. Englander may be deemed to have held shared power to vote and to dispose of the 757,151 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock owned by Millennium Partners.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Final Amendment to Schedule 13D.

   (e)  The Reporting Persons ceased to beneficially own in excess of 5% of the Issuer’s Common Stock on January 16, 2009. However, the Reporting Persons deem July 7, 2011 to be the relevant date of event for this Final Amendment to Schedule 13D, as it is the date on which a material change in the number of shares beneficially owned or deemed to be beneficially owned by the Reporting Persons, as the case may be, since the filing of the Schedule 13D occurred.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millennium Partners’ prime brokers, such prime brokers are permitted to lend securities in Millennium Partners’ accounts to the extent permitted by debit balances in such accounts. Millennium Partners generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium Partners (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. Shares lent by Millennium Partners’ prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium Partners.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of July 11, 2011, by and among Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of MIV Therapeutics, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 11, 2011

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
5/12/2011	(6,620)	0.15
5/12/2011	(10,000)	0.135
5/17/2011	(10,000)	0.145
5/18/2011	(6,367)	0.13
5/18/2011	(10,000)	0.12
5/20/2011	(5,000)	0.135
5/23/2011	(10,000)	0.12
5/27/2011	(12,000)	0.14
5/27/2011	(10,000)	0.13
5/27/2011	(12,000)	0.125
5/27/2011	(12,000)	0.12
5/27/2011	(4,000)	0.12
5/27/2011	(7,000)	0.12
5/27/2011	(23,000)	0.12
5/27/2011	(8,000)	0.12
5/27/2011	(7,000)	0.12
6/20/2011	(5,000)	0.17
6/20/2011	(10,000)	0.165
6/20/2011	(8,950)	0.2
6/22/2011	(12,500)	0.17
6/27/2011	(15,000)	0.12
6/28/2011	(12,000)	0.14
6/28/2011	(23,000)	0.12
6/28/2011	(5,000)	0.12
6/28/2011	(10,000)	0.12
6/28/2011	(10,000)	0.122
6/28/2011	(11,000)	0.12
6/28/2011	(4,000)	0.122
6/29/2011	(12,000)	0.14
6/29/2011	(7,000)	0.13
6/29/2011	(11,000)	0.12
6/29/2011	(8,000)	0.12
6/29/2011	(12,000)	0.11
6/29/2011	(10,000)	0.11
6/30/2011	(10,000)	0.111
7/1/2011	(11,615)	0.122
7/5/2011	(8,117)	0.13
7/5/2011	(10,000)	0.126
7/5/2011	(8,900)	0.125
7/7/2011	(15,000)	0.131
7/7/2011	(15,000)	0.13
7/7/2011	(5,000)	0.13
7/7/2011	(15,000)	0.128
7/7/2011	(15,000)	0.131
7/7/2011	(11,000)	0.122
7/7/2011	(5,000)	0.122
7/7/2011	(5,000)	0.122
7/8/2011	(10,000)	0.116
7/8/2011	(5,000)	0.116